March 11, 2025

Ziv Sapir
Chief Executive Officer
CIM Real Estate Finance Trust, Inc.
Comrit Investments 1, Limited Partnership
9 Ahad Ha   am Street
Tel Aviv, Israel 6129101

       Re: CIM Real Estate Finance Trust, Inc.
           Comrit Investments 1, Limited Partnership
           Schedule TO-T/A filed March 10, 2025 filed by Comrit Investments Ltd. et. al
           File No. 005-87389
Dear Ziv Sapir:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-T/A filed March 10, 2025
General

1. We note that on March 10, 2025, you issued a press release stating that you amended the expiration date of the Offer, such that the Offer will expire on March 11, 2025, instead of March 26, 2025. Please advise how publishing the press release one business day before the new expiration date complies with Rule 14d-4(d)(1), which requires dissemination of the press release "in a manner reasonably designed to inform security holders of [the] change."
2. We note your disclosure in the press release that "[t]he minimum period during which the Offer must remain open following any material change in the terms of the
       Offer is generally 10 business days to allow for adequate dissemination to shareholders." Please advise how keeping the Offer open for one business day following the amendment in the expiration date comports with such disclosure.
 March 11, 2025
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions